File No. 812-________

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of Sections 2(a)(32), 2(a)(35), 4(2), 22(d), 22(e) and 26(a)(2)(C) of the Act and Rule 22c‑1 thereunder; under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act; and under Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1)(A) of the Act

All Communications, Notices and Orders to:

Elkhorn Securities, LLC
207 Reber Street, Suite 201
Wheaton, Illinois 60187
Tel: 630‑355‑4676

Elkhorn Unit Trust
c/o Benjamin Fulton
207 Reber Street, Suite 201
Wheaton, Illinois 60187
Tel: 630‑355‑4676

Morrison C. Warren, Esq.
Suzanne M. Russell, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603
(312) 845-3000

March 6, 2017

United States of America

Before the
Securities and Exchange Commission

In the Matter of:	)
Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of Sections 2(a)(32), 2(a)(35), 4(2), 22(d), 22(e) and 26(a)(2)(C) of the Act and Rule 22c‑1 thereunder; under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act; and under Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1)(A) of the Act

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Elkhorn Securities, LLC	)
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and	)
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Elkhorn Unit Trust	)
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I.	Introduction

Elkhorn Securities, LLC (“Elkhorn”), as depositor and sponsor, and Elkhorn Unit Trust (the “Trust” and, together with Elkhorn, the “Applicants”)1 hereby file this application (“Application”) for an order (“Order”) of the U.S. Securities and Exchange Commission (“Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of Sections 2(a)(32), 2(a)(35), 4(2), 22(d), 22(e) and 26(a)(2)(C) of the Act and Rule 22c‑1 thereunder; (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act; and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1)(A) of the Act.

The Order would:

1. permit ETFs (as defined below) to issue their shares (“Shares”) in large aggregations only (“Creation Units”);

2. permit secondary market transactions in Shares to be effected at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (“Listing Exchange”), rather than at net asset value (“NAV”) as required by Section 22(d) of the Act and Rule 22c‑1 thereunder;

3. permit certain affiliated persons of the ETFs (as defined below), and affiliated persons of such affiliated persons (“Second-Tier Affiliates”), to buy securities from, and sell securities to, such ETFs, in connection with the “in‑kind” purchase and redemption of aggregations of Shares;

[1]
All entities that currently intend to rely on the requested Order have been named as Applicants.  Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

4. permit certain ETFs (as defined below) that invest in foreign securities to pay redemption proceeds more than seven (7) calendar days after Creation Units are tendered for redemption;

5. permit certain affiliated persons of the Trust and Second-Tier Affiliates to buy securities from, and sell securities to, the Trust in connection with the “in-kind” purchase and redemption of Creation Units (together with the relief discussed in (1), (2), (3) and (4), the “ETF Relief”); and

6. permit certain registered management investment companies (“Management Companies”) and unit investment trusts (“UITs”) that are not advised or sponsored by the Sponsor, and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the ETFs (as defined below) (such Management Companies are referred to as “Acquiring Management Companies” and such UITs are referred to as “Acquiring Trusts,” and Acquiring Management Companies and Acquiring Trusts are collectively referred to as “Acquiring Funds”) to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act (the “12(d)(1) Relief” and, together with the ETF Relief, the “Relief”).

Applicants believe that (i) with respect to the Relief requested pursuant to Section 6(c), the requested exemptions for the proposed transactions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the Relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are or will be consistent with the policy of each ETF (as defined below) and will be consistent with the investment objectives and policies of each Acquiring Fund, and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the Relief requested under Section 12(d)(1)(J) of the Act, the requested exemptions are consistent with the public interest and the protection of investors.

Applicants request that the Order apply to the initial ETF of the Trust (the “Initial ETF”) and any additional series of the Trust, and any other existing or future unit investment trust or existing or future series thereof (“Future ETFs” and together with the Initial ETF, the “ETFs”) that operate as exchange-traded funds.2 Any ETF (a) will be sponsored by Elkhorn or an entity controlling, controlled by, or under common control with Elkhorn (each, a “Sponsor”)3 and (b) will comply with the terms and conditions of this Application.

[2]	Where appropriate, references and representations pertaining to the Trust should be read to include any Future ETF.

[3]
All references herein to the term “Sponsor” include successors in interest to the Sponsor.  A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

II.	Comparability of Relief Sought To Prior Relief Granted By The Commission

Applicants seek relief that is substantially similar to the relief granted by the Commission to (i) certain registered investment companies operating as what are commonly referred to as "exchange‑traded funds" (“Prior ETFs”)4 and (ii) Prior ETFs that have received Section 12(d)(1) relief as requested below.5

No form having been specifically prescribed for the Application, Applicants proceed under Rule 0‑2 of the General Rules and Regulations of the Commission under the Act.

III.	Background

A. The Sponsor and the Distributor. Elkhorn Securities, LLC is the depositor and Sponsor of Elkhorn Unit Trust. Elkhorn Securities, LLC is registered under the Securities Exchange Act of 1934 (the “1934 Act”) as a broker‑dealer, a member of Financial Industry Regulatory Authority, Inc. (“FINRA”) and a member of Securities Investor Protection Corporation. The principal office of Elkhorn Securities, LLC is 207 Reber Street, Suite 201, Wheaton, Illinois 60187.

[4]
See, e.g., exchange-traded funds organized as unit investment trusts: SPDR Trust, Series 1, Investment Company Release Nos. 18959 (September 17, 1992) (notice) and 19055 (October 26, 1992) (order); MidCap SPDR Trust, Series 1, Investment Company Act Release Nos. 20797 (December 23, 1994) (notice) and 20844 (January 18, 1995) (order); Diamonds Trust, et al., Investment Company Act Release Nos. 22927 (December 5, 1997) (notice) and 22979 (December 30, 1997) (order); Nasdaq-100 Trust, et al.,  Investment Company Act Release Nos. 23668 (January 27, 1999) (notice) and 23702 (February 22, 1999) (order); and BLDRS Index Funds Trust, et al., Investment Company Act Release Nos. 27745 (February 28, 2007) (notice) and 27768 (March 21, 2007) (order) (collectively, “Prior UIT ETF Orders”).  See also, e.g., exchange-traded funds organized as open-end management investment companies: Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31428 (January 26, 2015) (notice) and 31465 (February 23, 2015) (order); Guggenheim Funds Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30560 (June 14, 2013) (notice) and 30598 (July 10, 2013) (order); Sigma Investment Advisors, LLC, et al., Investment Company Act Release Nos.  30559 (June 14, 2013) (notice) and 30597 (July 10, 2013) (order); and Transparent Value Trust, et al., Investment Company Act Release Nos. 30558 (June 14, 2013) (notice) and 30596 (July 10, 2013) (order) (collectively, “Prior Fund ETF Orders,” and together with Prior UIT ETF Orders, are referred to herein as “Prior ETF Orders”).

[5]
In addition to being incorporated into certain of the Prior ETF Orders noted above, Section 12(d)(1) relief has, on various occasions, been separately granted by the Commission to exchange-traded funds organized as unit investment trusts and open-end management investment companies.  See, e.g., PowerShares Exchange-Traded Fund Trust and PowerShares Capital Management LLC, Investment Company Release Nos. 27693 (January 31, 2007) (notice) and 27743 (February 27, 2007) (order).

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the 1934 Act and will act as distributor and principal underwriter (“Distributor”) of one or more of the ETFs. Each Distributor will distribute Shares on an agency basis. No Distributor is or will be affiliated with any Listing Exchange. The Distributor for each ETF will comply with the terms and conditions of this Application. The Distributor of any one ETF may be an “affiliated person” or an affiliated person of an affiliated person of that ETF’s Sponsor.

B. The Trust and the ETFs. Elkhorn Unit Trust is a unit investment trust registered under the Act. Each ETF will be created under the laws of one of the U.S. states pursuant to a trust agreement which will contain information specific to that ETF and which will incorporate by reference a master trust agreement between the Sponsor and a financial institution that satisfies the criteria in Section 26(a) of the Act (“Trustee”). The trust agreement and the master trust agreement are referred to collectively as the “Trust Agreement.”

1. General: The Trust will be sponsored by the Sponsor and made up of one or more series of separate unit investment trusts issuing securities to be registered under the Securities Act of 1933, as amended (“1933 Act”). Each ETF will be created by a Trust Agreement between the Sponsor and the Trustee.

While the fundamental structures of the various ETFs will be similar in most respects, their investment objectives may differ. Applicants currently anticipate that the investment objectives of the Initial ETF may include capital appreciation and/or income through investment in equity securities, debt securities, or a combination of equity securities and debt securities. The primary objective of other ETFs, however, may be different. Further, the portfolio holdings of a group of ETFs seeking similar objectives will vary. Thus, for example, ETFs that seek taxable income or capital appreciation may be variously invested in the following securities, among others: intermediate and long‑term corporate bonds, preferred or common stocks, American Depositary Receipts (“ADRs”), registered investment company shares, mortgages and mortgage pass‑through certificates, including those of the modified type on which payment of principal and interest is guaranteed by the Government National Mortgage Association, and U.S. government securities, including both current interest bearing and zero‑coupon Treasury obligations.

An ETF may follow a specified index or rules‑based quantitative screening process (each, an “Underlying Index”) compiled and published by a third‑party index provider (“Index Provider”) that has been chosen by the Sponsor to meet the particular investment objective of the ETF. In such cases, an ETF will fully replicate its Underlying Index; that is, it will fully invest in all of the constituents of its Underlying Index. An ETF may also consist of a defined group of securities that may only change in very limited circumstances provided for in the ETF indenture.

The Index Providers are not, and will not be, affiliated with the Sponsor nor any ETF, and they will not participate in any way in the creation of an ETF, nor in the selection of any securities for an ETF’s Portfolio (“Portfolio”). The publisher of each Underlying Index will receive a license fee from the relevant ETF for the use of such index pursuant to a license agreement. Each Index Provider determines, constructs and calculates its Underlying Index without regard to any ETF. Securities initially deposited in each Portfolio will be those that comprise the Underlying Index on the Business Day (as defined below) immediately prior to the day an ETF is first offered to the public. Such securities will not necessarily reflect the research opinions or the buy and sell recommendations of the Sponsor.

As the ETFs are unmanaged and each Portfolio either fully replicates its Underlying Index, or remains sufficiently static throughout its life, the Sponsor will have no discretion to change the Portfolio securities of any ETF. However, the Sponsor will be required to eliminate and replace certain securities in a Portfolio when its Underlying Index rebalances (that is, changes the configuration of such Underlying Index by deleting certain existing component securities from, and adding new component securities to, such index). The statutory prospectus (“Prospectus”) for each ETF will disclose the rebalancing schedule of the Underlying Index for an ETF, be it quarterly, semi‑annual or annual. In such cases, the Sponsor must follow the rebalancing of the Underlying Index by deleting the requisite current securities from, and adding the new component securities to, the Portfolio, in the same weight and to the same extent as, the rebalanced Underlying Index. Deletions from each ETF’s Portfolio holdings may be made “in kind” to a redeemer or broker dealer tendering the requisite number of Shares (such Shares will be cancelled); and additions to replace such deletions may also be made “in kind” by a purchaser of the requisite number of new Shares.

Each ETF that intends to qualify as a “regulated investment company” (“RIC”) will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).6

The creation, issuance and public offering of all ETFs will be undertaken with a view to full compliance with the requirements of the Act and the 1933 Act.

C. Listing Exchange

Shares will be listed on a Listing Exchange where they will be purchased and sold at intraday negotiated prices rather than at NAV calculated once daily. It is expected that one or more member firms will be designated to maintain a market for the Shares trading on the Listing Exchange.7 As long as an ETF operates in reliance on an order granting the requested ETF Relief, individual Shares of the ETF will be listed on a Listing Exchange. Individual Shares may also be cross‑listed on one or more foreign securities exchanges. Neither the Sponsor nor the Distributor, nor any affiliated person of the Trust, ETF, or the Sponsor, as applicable, its promoter or principal underwriter will maintain a secondary market in individual Shares.

[6]	Applicants also reserve the right to create ETFs that will not operate as RICs (e.g., ETFs that operate as grantor trusts).

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If Shares are listed on The Nasdaq Stock Market LLC (“Nasdaq”) or a similar electronic Listing Exchange (including NYSE Arca, Inc. (“NYSE Arca”)), one or more member firms of that Listing Exchange will act as a market maker (“Market Maker”) and maintain a market for Shares trading on the Listing Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares.  However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing.  In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.  No Market Maker will be an affiliated person or a second-tier affiliate of the Trust, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares, as described below.

Individual Shares issued by an ETF will be listed on the Listing Exchange and traded in the secondary market in the same manner as other equity securities. The price of individual Shares trading on the secondary market will be based on a current bid‑offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Trust. Purchases and sales of individual Shares in the secondary market, which will not involve the Trust, will be subject to customary brokerage commissions and charges.

D. Purchases and Redemptions of Shares and Creation Units of ETFs

Shares will be registered in book-entry form only. The ETFs will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or the Depository participants (the “DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. All references herein to owners of holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, and other communications from any ETF to its Beneficial Owners will be at such ETF’s expense through the customary practices and facilities of the Depository and DTC Participants.

Individual Shares of each ETF will be issued in Creation Units ranging from 10,000 to 100,000 Shares. Each ETF will offer and sell Creation Units through its respective Distributor on a continuous basis at the NAV per Share next determined after receipt of an order in proper form. The NAV per Share of each ETF will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open. A “Business Day” is defined as any day that the ETF is open for business, including as required by Section 22(e) of the Act. Each ETF will sell and redeem Creation Units only on Business Days. Applicants anticipate that the price of an individual Share of an ETF will range from $5 to $100, and that the price of a Creation Unit will range from $50,000 to $10,000,000. Additionally, for certain ETFs, the Sponsor may impose a sponsor fee (“Sponsor Fee”), which will be in the form of a sales charge, but will not be payable to third parties retained by the Sponsor. The purpose of the Sponsor Fee will be to compensate the Sponsor for creating and developing such ETFs, and such fee may be payable upfront and/or on an ongoing basis.

1. Placement of Orders to Purchase/Redeem Creation Units of ETFs

(a) In Kind Purchases and Redemptions: In order to keep costs low and permit each ETF to be as fully invested as possible, Shares will only be purchased and redeemed in Creation Units and generally on an in‑kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in‑kind deposit of specified instruments (“Deposit Instruments”), and holders of Creation Units redeeming their Shares will receive an in‑kind transfer of specified instruments (“Redemption Instruments”).8 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the “Creation Basket” unless the ETF is Rebalancing (as defined below). In addition, the Creation Basket will correspond pro rata to the positions in the ETF’s Portfolio (including cash positions),9 except:

[8]
Each ETF must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the 1933 Act.  In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the 1933 Act, each ETF will comply with the conditions of Rule 144A.

[9]	The portfolio used for this purpose will be the same portfolio used to calculate each ETF’s NAV for that Business Day.

(i) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(ii) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots;10

(iii) TBA Transactions,11 derivatives, short positions and other positions that cannot be transferred in‑kind12 will be excluded from the Creation Basket13; and

(iv) for temporary periods, to effect changes in the ETF’s Portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Balancing Amount”). A difference may occur where the market value of the Creation Basket changes relative to the NAV of each ETF for the reasons identified in clauses (i) through (iv) above.

[10]	A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[11]
A “to be announced” or “TBA Transaction” is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount, and price.  The actual pools delivered generally are determined two days prior to the settlement date.

[12]	This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Trust does not intend to seek such consents.

[13]	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

(b) Cash Purchases and Redemptions: Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in‑kind, solely under the following circumstances:

(i) to the extent there is a Balancing Amount, as described above;

(ii) if, on a given Business Day, the ETF announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(iii) if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), an ETF determines to require the purchase or redemption, as applicable, to be made entirely in cash;14

(iv) if, on a given Business Day, an ETF requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because:

(x) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or

(y) in the case of an ETF holding foreign securities, such instruments are not eligible for trading due to local trading restrictions, local restrictions, on securities transfers or other similar circumstances; or

(v) if the ETF permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because:

(x) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity;

(y) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or

[14]
In determining whether a particular ETF will sell or redeem Creation Units entirely on a cash or in-kind basis, whether for a given day or a given order, the key consideration will be the benefit that would accrue to such ETF and its investors.  Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the ETF from a tax perspective.  In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining ETF shareholders that would not occur with an in-kind redemption.  As a result, tax considerations may warrant in-kind redemptions.

(z) a holder of Shares of an ETF holding foreign securities would be subject to unfavorable income tax treatment if such holder receives redemption proceeds in‑kind.15

E. Publication of the Creation Basket

Each Business Day, before the open of trading on the respective Listing Exchange, each ETF will cause to be published through NSCC (as defined below) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra‑day changes to the Creation Basket except to correct errors in the published Creation Basket. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described herein, may be referred to as the “Portfolio Deposit.”

F. Settlement Process of Shares of ETFs

All orders to purchase Creation Units must be placed with the ETF’s transfer agent or the respective Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor. Authorized Participants may be, but are not required to be, members of the Listing Exchange. Investors may obtain a list of Authorized Participants from the Distributor.

Purchase orders for an ETF will be processed either through a manual clearing process or through an enhanced clearing process described briefly below. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement System (“CNS”) of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange‑traded investment company securities, such as Creation Units of Shares. The enhanced clearing process (“NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (“DTC Process”) involves a manual line‑by‑line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge an ETF more than NSCC to settle a purchase or redemption of Creation Units.

The clearance and settlement of an ETF’s Creation Units will depend on the nature of each security held in its portfolio, consistent with the processes discussed below. The NSCC Process is not currently available for purchases or redemptions of Creation Units of Shares of an ETF holding foreign equity securities; accordingly, Authorized Participants making payment for orders of any such Creation Units must have international trading capabilities and must deposit the Portfolio Deposit with such ETF “outside” the NSCC Process through each relevant ETF’s custodian and sub‑custodians. Specifically, the purchase of a Creation Unit of an ETF holding foreign securities will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the ETF, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut‑Off Time on the Transmittal Date (each as defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Sponsor and its custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub‑custodian(s) of the relevant ETF. The Authorized Participant will deliver to the appropriate sub‑custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Portfolio Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub‑custodians. Once sub‑custodians confirm to the custodian that the required securities have been delivered, the custodian will notify the Sponsor and the Distributor. The Distributor will then deliver a confirmation and Prospectus to the purchaser. In addition, the Distributor will maintain a record of the instructions given to the ETF to implement the delivery of Shares. The Shares will settle through DTC.

[15]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (v)(x) or (v)(y).

The Shares and Deposit Instruments of ETFs holding fixed income instruments will clear and settle in the same manner as the fixed income securities and shares of other exchange-traded funds that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non‑U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non‑U.S. market. The Shares will settle through DTC. The custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the ETF on behalf of each ETF.16 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of ETFs holding fixed income securities.

[16]
Applicants note that Shares of an ETF holding fixed income securities typically will trade and settle on a trade date plus three business days (“T+3”) basis.  Where this occurs, Applicants believe that Shares of each such ETF will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions (as defined below) through the Shares’ T+3 settlement date.  As with other investment companies, the Act requires ETFs holding fixed income securities to calculate NAV based on the current market value of portfolio investments, and does not permit such ETF to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that Shares of an ETF holding fixed income securities may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such ETFs may trade in the secondary market at a slight premium to NAV per share that reflects these interest and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of an ETF holding fixed income securities.  The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) (“Order Cut‑Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for the purchaser to receive the NAV per Share determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET, or such earlier time as may be designated by the ETF and disclosed to Authorized Participants. The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.

The Distributor will transmit all purchase orders to the relevant ETF. The ETF may reject any order that is not in proper form. After an ETF has accepted a purchase order and received delivery of the Deposit Instruments and any cash payment, NSCC or DTC, as the case may be, will instruct the ETF to initiate “delivery” of the appropriate number of Shares to the book‑entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation order to those placing purchase orders.

G. Pricing of Shares of ETFs

The price of Shares of each ETF trading on the Listing Exchange will be based on a current bid/offer market. The price of Shares of any ETF, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio positions held by such ETF (“Portfolio Positions”). Shares, available for purchase or sale on an intraday basis on the Listing Exchange, do not have a fixed relationship either to the previous day’s NAV per Share nor the current day’s NAV per Share. Therefore, prices on the Listing Exchange may be below, at, or above the most recently calculated NAV per Share of such Shares. The price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV per Share, which should ensure that Shares will not trade at a material premium or discount in relation to NAV per Share. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Trust. Transactions involving the sale of Shares on the Listing Exchange will be subject to customary brokerage commissions and charges.

H. Redemption of Shares of ETFs

Just as Shares can be purchased from an ETF only in Creation Units, such Shares similarly may be redeemed only by the ETF if tendered in Creation Units. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV per Share next determined after the request is received in proper form.17 As with purchases, redemptions of Shares may be made either through the NSCC Process or through the DTC Process, depending upon the nature of each security held in each ETF’s Portfolio.

[17]
Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act or by the exemptive relief being requested in this Application.

When redeeming a Creation Unit of an ETF holding foreign equity securities and/or fixed income instruments and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker‑dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.

I. Disclosure Documents

Section 5(b)(2) of the 1933 Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the 1933 Act excepts certain transactions by dealers from the provisions of Section 5 of the 1933 Act,18 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open‑end investment company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by a unit investment trust and will be continually in distribution, the above provisions require the delivery of a Prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to broker‑dealers. It will be the responsibility of the broker‑dealers to ensure that a Prospectus is provided for every secondary market purchase of Shares.

J. Sales and Marketing Materials of ETFs

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and the ETFs and a traditional “UIT” or “mutual fund.”

The ETFs will not be advertised or marketed or otherwise “held out” as mutual funds or unit investment trusts. To that end, the designation of the Trust and the ETFs in all marketing materials will be limited to the terms “exchange‑traded trust,” “exchange-traded fund,” “ETF,” “investment company,” “portfolio depository receipt,” “PDR,” “MiniETF,” “Trust” and “trust” without reference to a “mutual fund,” “unit investment trust” or “UIT” except to compare and contrast the Trust and the ETFs with traditional mutual funds and unit investment trusts. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or Shares traded on the Listing Exchange, or that refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Trust. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the 1933 Act shall not apply to any transaction in a redeemable security issued by a unit investment trust.

[18]
Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the 1933 Act).  Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under 1933 Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the 1933 Act owed to a member of the Listing Exchange in connection with a sale on such Listing Exchange is satisfied by the fact that the Prospectus is available at such Listing Exchange upon request.

K. Availability of Information Regarding Shares of ETFs

(a) The Trust’s webpage (“Webpage”), which will be publicly available before the offering of the initial Shares of an ETF, will include each ETF’s Prospectus and additional quantitative information that is updated on a daily basis, including, for each ETF, the prior Business Day’s NAV per Share and the market closing price or mid‑point of the bid/ask spread at the time of calculation of such NAV per Share (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share. The Webpage and information will be publicly available at no charge. In addition, the Listing Exchange will disseminate, every 15 seconds throughout the regular trading hours, through the facilities of the Consolidated Tape Association, an estimated NAV, which is an amount per Share representing the current value of the Portfolio Positions that were publicly disclosed prior to the commencement of trading in Shares on the Listing Exchange. Neither the Trust nor any ETF will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

The Listing Exchange also is expected to disseminate a variety of data with respect to each ETF on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV per Share, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated Balancing Amount and total Balancing Amount per Creation Unit will be made available prior to the opening of the Listing Exchange. Each ETF will make available on a daily basis and intra‑day basis as necessary through NSCC the names and required number of shares of each of the Deposit Instruments in a Creation Unit, as well as information regarding the Balancing Amount. On each Business Day, before commencement of trading in Shares on an ETF’s Listing Exchange, the ETFs will disclose on the Webpage the identities and quantities of the Portfolio Positions and other assets held by such investment company that will form the basis for their calculation of NAV per Share at the end of the Business Day.19

With respect to each ETF, in addition to the list of names and amount of each security constituting the current Deposit Instruments of the Creation Deposit, it is intended that, on each Business Day, the Balancing Amount effective as of the previous Business Day, per outstanding Share of each investment company, will be made available.

L. Transaction Fees

Each ETF will recoup the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on investors purchasing or redeeming Creation Units. For this reason, investors purchasing or redeeming Shares through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process. Transaction Fees will be limited to amounts that have been determined by the Sponsor to be appropriate and will take into account transaction costs associated with the relevant purchase and redemption of Creation Units. Where an ETF permits an in‑kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the cost of buying or selling those particular Deposit or Redemption Instruments. From time to time and for such periods as the Sponsor in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any ETF may be increased, decreased or otherwise modified.

[19]
Under accounting procedures followed by the ETFs, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”).  Accordingly, the ETFs will be able to disclose at the beginning of the Business Day the Portfolio that will form the basis for the NAV calculation at the end of the Business Day.

M. Operational Fees and Expenses

All expenses incurred in the operation of the ETFs will be borne by the Trust and allocated among the Trust’s various series that are ETFs, except to the extent specifically assumed by the Sponsor, the supervisor, the Index Provider, the Trust’s administrator or sub‑administrator(s), if any, or some other party. Operational fees and expenses incurred by the ETFs that are directly attributable to a specific ETF will be allocated and charged to that ETF. Such expenses may include, but will not be limited to, the following, if applicable: the supervisory fees for monitoring the Portfolios, the Trustee’s fee, custody fees, brokerage commissions, registration fees of the Commission, the listing fees, fees of the Index Provider, and other costs properly payable by each ETF. Common expenses and expenses which are not readily attributable to a specific ETF will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each ETF. Such expenses may include, but will not be limited to, the following: legal and audit fees, administration and accounting fees, costs of preparing, printing and mailing Prospectuses and other documents required for regulatory purposes and for their distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each respective ETF on a daily basis, except to the extent expenses are specifically assumed by the Sponsor or some other party. The administrator, transfer agent and custodian will provide certain administrative, Trust accounting, transfer agent and custodial services to each ETF for aggregate fees based on a percentage of the average daily net assets of the respective Trust or other basis, out of which it will be expected to pay any fees to sub‑administrators, if any. Investors in the ETF may be charged a Sponsor Fee which, as indicated above, will be in the form of a sales charge, but will not be payable to third parties retained by the Sponsor. The purpose of the Sponsor Fee will be to compensate the Sponsor for the creation and development of the ETF. The Sponsor Fee may be payable on an upfront basis and/or on an ongoing basis. The Sponsor, the supervisor, the Index Provider, the administrator, the transfer agent, the dividend disbursing agent, the custodian or any other service provider for the Trust may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the ETFs.

N. Transaction Expenses Imposed upon Purchasers

As indicated above, each ETF will charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its Shares.

O. Reports to Beneficial Owners

With each distribution, each ETF will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each such ETF a statement setting forth the amount being distributed, expressed as a dollar amount per Share. Beneficial Owners also will receive annually a notification as to the tax status of the ETFs’ distributions.

IV.	In Support of The Application

Applicants request an order of exemption as described herein pursuant to Section 6(c) thereunder. Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of ... [the Act].”

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”20 Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

Applicants also request an order of exemption as described herein pursuant to Sections 17(b) and 12(d)(1)(J) of the Act thereunder, as described more fully below.

V.	Request For Order

A. Request for ETF Relief

1. Benefits of the Proposal

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

[20]	Investment Company Act Release No. 17534 (June 15, 1990), at 84.

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of...[the Act].

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”21 The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in exchange‑basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

Investors have also been drawn to the liquidity provided by many ETFs. In contrast to traditional open-end mutual funds and traditional UITs, which do not provide investors the ability to trade throughout the day, Shares of the ETFs will be listed on a Listing Exchange and will trade throughout the Listing Exchange’s regular trading hours. Also, the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in sharp distinction to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and consonant with the exchange-traded funds currently operating and trading under Prior ETF Orders. They have concluded that in‑kind redemption of Creation Units of the ETFs to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities from such entities’ portfolios to meet redemptions, to permit the maximum amount of resources of each such entity to be used to pursue its investment objective and to alleviate the inappropriate taxation of ongoing shareholders.

For the foregoing reasons, Applicants believe the Shares are appropriate for exemptive relief under Section 6(c) of the Act.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

[21]	Investment Company Act Release No. 17534 (June 15, 1990), at 84.

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each ETF will be made on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units will be sold and redeemed by each ETF at its respective NAV per Share. The Portfolio Deposit and Redemption Instruments for each ETF will be based on a standard applicable to all persons and valued in the same manner in all cases. Further, the Deposit Instruments and Redemption Instruments for each will be the same and in‑kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Such transactions will not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units are: (a) reasonable and fair and do not involve overreaching on the part of any person concerned; (b) consistent with the policies of the ETFs and the policies of the Acquiring Funds; and (c) consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

2. Other Benefits of the Proposal

In addition to the above, Applicants believe that the relief requested herein, if granted, will result in additional benefits, including but not limited to:

•
providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell an attractively priced security representing a portfolio of securities at negotiated prices throughout the trading day;

•	serving to accommodate and “bundle” order flow that would otherwise flow to the cash market thereby allowing such order flow to be handled more efficiently and effectively;

•	providing an easy and attractively priced method to clear and settle a portfolio of securities; and

•
providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of securities.

VI.	Legal Analysis

A. ETF Relief

1. Exemption from the Provisions of Sections 2(a)(32) and 4(2)

Applicants respectfully request an exemption from the provisions of Sections 2(a)(32) and 4(2) of the Act to permit Shares of ETFs to be redeemable in Creation Units only. Section 4(2) of the Act defines a “unit investment trust” as an investment company that “…issues only redeemable securities…” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short‑term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Each ETF’s Shares are securities “under the terms of which” an owner may receive his proportionate share of such ETF’s current net assets; the unusual aspect of such a Share is that its terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of an ETF can be unbundled into individual Shares which are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or a “unit investment trust” under the Act would be met if such individual Shares are viewed as non‑redeemable securities. In light of this possible analysis, Applicants request the Order to permit the ETFs to register as unit investment trusts and to issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not deviate materially from the NAV.

Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 4(2) of the Act. The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of ... securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are similar to that considered and granted by the Commission in the Prior ETF Orders permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 4(2) of the Act, are the same issues raised in the applications for the Prior ETF Orders, present no novel issues and hence merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing on the Listing Exchange will afford all holders of Shares the benefit of intra‑day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses and, in certain cases, amounts in respect of a Sponsor Fee22), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Units. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that the Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that exempting the Trust and the ETFs in order to permit, as applicable, them to register as UITs and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and, accordingly, Applicants hereby request that the Application for the Order of exemption be granted in respect of Sections 2(a)(32) and 4(2) of the Act.

[22]
Applicants note that they have previously obtained relief from Section 2(a)(32) to the extent necessary to permit the imposition of a deferred sales charge in the context of a conventional unit investment trust and, accordingly, do not believe that the imposition of the Sponsor Fee should preclude the Commission from granting the similar relief requested herein.  See Elkhorn Securities, LLC and Elkhorn Unit Trust, Investment Company Act Release Nos. 30902 (February 3, 2014) (notice) and 30974 (March 5, 2014) (order) (“Elkhorn UIT Order”).  See also Eaton Vance Distributors, Inc. and Eaton Vance Unit Trust, Investment Company Act Release No. 31327 (November 4, 2014); Morgan Stanley Smith Barney LLC and Morgan Stanley Global Investment Solutions, Investment Company Act Release No. 31086 (June 17, 2014); TSC Distributors LLC and TSC UITS, Investment Company Act Release No. 30501 (April 30, 2013); AmericaFirst Quantitative Trust and AmericaFirst Securities, Inc, Investment Company Act Release No. 30162 (August 6, 2012); Destra Capital Investments LLC and Destra Unit Investment Trust, Investment Company Act Release No 30087 (May 30, 2012); Incapital LLC and Incapital Unit Trust, Investment Company Act Release. No. 29949 (February 21, 2012); Fixed Income Securities, L.P. et al., Investment Company Act Release No.  26593 (September 3, 2004); and Matrix Capital Group, Inc. and Matrix Unit Trust, Investment Company Act Release No. 25701 (August 14, 2002) (“Prior UIT Orders”).

2. Exemption from the Provisions of Section 2(a)(35) and 26(a)(2)(C)

Section 2(a)(35) of the Act, in pertinent part, defines “sales load” as “. . . the difference between the price of a security to the public and that portion of the proceeds from its sale which is received and invested or held for investment by the . . . depositor or trustee. . . .” Although unit investment trusts have traditionally imposed a sales charge at the time of purchase, there appears to be no legal or policy reason to prohibit deferral of its payment to another time, and conventional unit investment trusts routinely obtain exemptive relief to charge deferred sales charges. Applicants believe that the proposed Sponsor Fee to be paid, in certain cases, to the Sponsor as compensation for the creation and development of an ETF should qualify as a “sales load,” consistent with the intent of the definition contained in Section 2(a)(35) of the Act. Therefore, to the extent the Sponsor Fee is imposed on an upfront basis, Applicants submit that this arrangement is within the Section 2(a)(35) definition of sales load. To the extent it is imposed on an ongoing (i.e., deferred) basis, Applicants submit that the Sponsor Fee is within the Section 2(a)(35) definition of sales load but for the timing of the imposition of the charge. The deferral of the Sponsor Fee and the manner in which it is collected do not change the basic nature of this charge, which is in every other respect a sales charge. However, Applicants request an exemption from the provisions of Section 2(a)(35) to the extent necessary to implement the proposed Sponsor Fee on an ongoing basis. Further, Applicants note that, in connection with conventional (i.e., non-exchange-traded) unit investment trusts, they, along with other conventional unit investment trusts, have previously obtained relief under Section 2(a)(35) to impose sales charges (including sales charges to be imposed on a deferred basis) to cover, among other things, expenses associated with creating and developing unit investment trusts.23 Accordingly, Applicants believe there is no reason why a Sponsor Fee (which, as noted above, is also intended to compensate the Sponsor for the creation and development of certain ETFs) should not be permitted. In this regard, they submit that creating and developing ETFs and conventional unit investment trusts requires similar efforts and that, in turn, the Sponsor should be entitled to similar compensation.

Section 26(a)(2)(C) of the Act prohibits a trustee or custodian of a unit investment trust from collecting from the trust as an expense any payment to a depositor or principal underwriter thereof with certain exceptions that are not relevant to the proposed Sponsor Fee. For the reasons described above, Applicants submit that the Sponsor Fee is properly characterized as a sales charge within the meaning of Section 2(a)(35) of the Act, rather than an expense. However, the payment of an ongoing sales charge could arguably be viewed as an improper trust expense within the meaning of Section 26(a)(2)(C) of the Act. In order to avoid any possibility that questions may be raised as to the propriety of the Trustee disbursing these charges to the Sponsor, Applicants request an exemption from Section 26(a)(2)(C) to the extent necessary to permit the Trustee to collect these amounts and disburse them to the Sponsor.24

[23]	See Elkhorn UIT Order and Prior UIT Orders cited in note 22, supra.

[24]
Applicants note that they have previously obtained relief from Section 26(a)(2)(C) to the extent necessary to permit the imposition of a deferred sales charge in the context of a conventional unit investment trust.  See Elkhorn UIT Order and Prior UIT Orders cited in note 22, supra.

3. Exemption from the Provisions of Section 22(d) and Rule 22c‑1

Applicants respectfully request an exemption from Section 22(d) of the Act and Rule 22c‑1 promulgated thereunder to permit trading of Shares of ETFs to take place during the trading day on the basis of bid‑offer prices and not on the basis of NAV next computed.

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c‑1 provides in part, that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. . .

Shares of each ETF will be listed on a Listing Exchange and a Market Maker will maintain a market for such Shares. The Shares will trade on and away from the Listing Exchange at all times on the basis of current bid/offer prices and not on the basis of NAV per Share next calculated after receipt of any sale order. The purchase and sale of Shares of each ETF will not, therefore, be accomplished at an offering price described in the Prospectus for the ETFs, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c‑1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter the Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c‑1 to the extent necessary to permit the trading of Shares of each ETF on and away from the Listing Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant ETF as next computed. The concerns sought to be addressed by Section 22(d) and Rule 22c‑1 with respect to pricing are equally satisfied by the proposed method of pricing of the Shares of each ETF. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c‑1, appear to have been intended to (1) prevent dilution caused by certain riskless‑trading schemes by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers, and (3) ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non‑contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.25

[25]	See Half Century Report at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

The first two purposes — preventing dilution caused by riskless‑trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of an ETF. Secondary market transactions in Shares of an ETF would not cause dilution for owners of such Shares because such transactions do not directly involve the ETF’s assets. A dilutive effect could occur only where transactions directly involving ETF assets take place.26 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third‑party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the ETFs or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of an ETF and anyone may acquire such Shares either by purchasing them on the Listing Exchange or by creating a Creation Unit of such Shares by making the requisite Portfolio Deposit (subject to certain conditions). Therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. In addition, secondary market transactions in Shares of an ETF should generally occur at prices roughly equivalent to their NAV per Share. If the prices for Shares of an ETF should fall below the proportionate NAV per Share of the underlying ETF’s assets, an investor needs only to accumulate enough of individual Shares of such ETF to constitute a Creation Unit in order to redeem such Shares at the NAV per Share. Competitive forces in the marketplace should thus ensure that the margin between the NAV and the price for Shares in the secondary market remains narrow.

Applicants believe that the nature of the markets in the Portfolio Positions underlying the investment objective and strategy of each ETF will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Positions held by an ETF. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the true or actual NAV per Share next computed. (Indeed, such an investor might not wish to wait for the computation of such true or actual NAV per Share before selling or purchasing.) Applicants believe that this ability to execute a transaction in Shares at an intra‑day trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once‑daily pricing mechanisms of traditional mutual funds. (See Section III.G above regarding “Pricing of Shares of ETFs”.) As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. The Portfolio Positions of each ETF and their relative weightings will be disclosed daily. Information regarding any reconstitution will be made available to all market participants.

[26]
The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the ETFs’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(d) and Rule 22c‑1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Applicants believe that the issues raised in the Application with respect to Section 22(d) of the Act and Rule 22c‑1 thereunder are the same issues raised in the applications for Prior ETF Orders and present no novel issues and merit the same relief. Accordingly, Applicants hereby request that the Order of exemption be granted in respect of Section 22(d) and Rule 22c‑1.

4. Exemption from the Provisions of Section 22(e)

Applicants respectfully request an exemption from the seven‑day redemption delivery requirement of Section 22(e) of the Act for certain ETFs under the circumstances described below.

Section 22(e) provides that, except under circumstances not relevant to this request27:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption. . .

Applicants observe that the settlement of redemptions of Creation Units of the ETFs holding foreign securities is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which such ETFs invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of ETFs investing in foreign securities customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit. With respect to ETFs that invest in foreign securities, Applicants seek the relief from Section 22(e) of the Act only to the extent that circumstances exist similar to those described herein. In the past, settlement in certain countries in which a Prior ETF may invest, including Russia, has extended to 15 calendar days.

[27]
Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act.  Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

The Prospectus will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 15 calendar days, needed to deliver the proceeds for each affected ETF investing in foreign securities. Except as disclosed in the Prospectus for any ETF for analogous dates in subsequent years, deliveries of redemption proceeds by the ETFs investing in foreign securities relating to those countries or regions are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) of the Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of an ETF to be made within 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each ETF as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Positions of a given ETF. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in‑kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain ETFs). Applicants are not seeking relief from Section 22(e) with respect to ETFs investing in foreign securities that do not effect redemptions in‑kind.

If the requested relief is granted, Applicants intend to disclose in the Prospectus and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven (7) day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief, including certain Prior ETF Orders.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants believe that the issues raised in this Application with respect to Section 22(e) of the Act are the same as issues raised in the applications for the Prior ETF Orders, present no novel issues and merit the same relief. Accordingly, Applicants hereby request that the Order of exemption be granted in respect of Section 22(e) of the Act.

5. Exemption from the Provisions of Section 17(a)

Applicants also respectfully seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit the Trust or an ETF, to the extent that the Trust or ETF is an affiliated person or a Second-Tier Affiliate, of an Acquiring Fund or other person, to sell Shares to, and purchase Shares from, an Acquiring Fund or other person, and to engage in any in‑kind transactions that may accompany such sales or purchases.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund or other person relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Trust or an ETF. In such cases, and for other reasons, the Trust or the ETF could become an affiliated person, or a Second‑Tier Affiliate of the Acquiring Fund or other person, and direct sales and redemptions of its Shares with an Acquiring Fund or other person could be prohibited.

Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where the Trust or an ETF could be deemed an affiliated person, or a Second‑Tier Affiliate, of an Acquiring Fund because the Sponsor to an ETF is also a sponsor of, or an investment adviser to, the Acquiring Fund.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

the proposed transaction is consistent with the policy of each registered investment company concerned; and

the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants expect that most investors will purchase and sell Shares in the secondary market and will not purchase or redeem Creation Units directly from an ETF.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) below, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from an ETF will be based on the NAV per Share of such investment company in accordance with policies and procedures set forth in the ETF’s registration statement.28 Further, the Deposit Instruments and Redemption Instruments (except for permitted cash‑in‑lieu amounts) for an ETF will be the same, and in‑kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

Second, the proposed transactions directly between ETFs and Acquiring Funds will be consistent with the policies of each ETF and the Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer investors a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

[28]
To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an investor and an ETF, relief from Section 17(a) would not be necessary.  However, the requested relief would apply to direct sales of Shares in Creation Units by an ETF to an investor and redemptions of those Shares.  The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

Applicants believe that the issues raised in this Application with respect to Section 17(a) of the Act are the same as those raised in the applications for Prior ETF Orders, present no novel issues and merit the same relief. Accordingly, Applicants hereby request that the Order be granted in respect of Section 17(a) of the Act.

B. 12(d)(1) Relief

1. Exemption from the Provisions of Sections 12(d)(1)(A) and 17(a)

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) of the Act to permit the Acquiring Funds to acquire Shares of the ETFs beyond the limits set forth in Section 12(d)(1)(A). Applicants assert that the proposed transactions will not lead to any of the abuses that Section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in Section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures. Applicants believe that the 12(d)(1) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

As stated above, the Acquiring Funds are Management Companies and UITs. Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). No sponsor or adviser of an Acquiring Fund will control, be controlled by or under common control with the Sponsor. No Acquiring Fund will be in the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Act, as the ETFs. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund that invests in Shares of an ETF in excess of the limits in Section 12(d)(1)(A) will enter into a written Acquiring Fund Agreement (as defined below) with the relevant ETF(s).

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent (i) more than 3% of the total outstanding voting stock of the acquired company, (ii) more than 5% of the total assets of the acquiring company or (iii), together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

(i) Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.29

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement (defined below), adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.30

(ii) Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.31 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.32 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.33

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).34 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).35 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

[29]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

[30]	Id. at 43-44.

[31]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[32]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[33]	House Hearing, 76th Cong., 3d Sess., at 1 12 (1940) (testimony of David Schenker).

[34]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[35]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants submit that their proposed conditions (set forth in Section VII, below) address the concerns about large‑scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition B.1 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub‑Advisory Group to control an ETF within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

The Acquiring Fund Adviser, sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub‑Advisory Group” is defined as:

any Acquiring Fund Sub‑Adviser, any person controlling, controlled by, or under common control with the Acquiring Fund Sub‑Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub‑Adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub‑Adviser.

For purposes of this Application, an “Acquiring Fund Sub‑Adviser” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Fund.” Any Acquiring Fund Sub‑Adviser will be registered, or not subject to registration, as an investment adviser under the Advisers Act.

In addition, Condition B.2 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in the ETFs to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the ETFs, or a Fund Affiliate. “Fund Affiliate” is defined as a sponsor, promoter, or principal underwriter of an ETF, and any person controlling, controlled by or under common control with an of these entities. “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities. Further, Conditions B.3 and B.4 are specifically designed to address the potential for an Acquiring Fund and certain affiliates of an Acquiring Fund (including Underwriting Affiliates) to exercise undue influence over an ETF and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, employee or sponsor of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser or Acquiring Fund Sub-Adviser, employee or sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Acquiring Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To ensure that Acquiring Funds understand the terms and conditions of the 12(d)(1) Relief and agree to fulfill their responsibilities under the Order, Condition B.5 requires that an Acquiring Fund enter into an agreement with the respective ETF (an “Acquiring Fund Agreement”). A representation to this effect is required to be included in the Acquiring Fund Agreement, which must be in effect between the Acquiring Fund and the ETF before an investment is made in excess of the limits of Section 12(d)(1)(A). An ETF may choose to reject any direct purchase of Creation Units by an Acquiring Fund. To the extent an Acquiring Fund purchases Shares in the secondary market, an ETF would still retain its ability to reject initial purchases of Shares made in reliance on the requested 12(d)(1) Relief by declining to enter into the Acquiring Fund Agreement prior to any investment by an Acquiring Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concern regarding layering of fees and expenses, Applicants propose certain conditions. Applicants have designed Condition B.6 to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition B.7 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341(d).

With respect to the potential for duplicative advisory fees, Applicants note that given that the ETFs, as UITs, will be unmanaged, they will not charge any advisory fees. Accordingly, there will be no potential for duplicative advisory fees.

Further, Applicants propose that no ETF will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting an ETF to acquire shares of other investment companies for short‑term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in an ETF which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that ETFs will not, except to the extent permitted by exemptive relief from the Commission permitting them to acquire shares of other investment companies for short‑term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A), mitigates the concerns about layering of fees.

Applicants note that certain exchange‑traded funds now trading, including those which are recipients of the Prior ETF Orders, have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such exchange-traded funds or the mutual funds relying upon such orders, and expect that the experience of the Trust and ETFs identified herein and Acquiring Funds should be the same. Accordingly, Applicants hereby request that the Order of exemption be granted in respect of Section 12(d)(1) of the Act.

Relief from Section 17(a) with respect to transactions with Acquiring Funds is discussed above in Section VI.A.5.

VII.	Conditions To The Application

Applicants agree that any order granting the requested relief will be subject to the following conditions:

A. Conditions for ETF Relief

1. Neither the Trust nor any ETF will be advertised or marketed as a unit investment trust or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the ETF and tender those Shares for redemption to the ETF in Creation Units only.

2. The Webpage, which will be publicly accessible at no charge, will contain, on a per Share basis for each ETF, the prior Business Day’s NAV and the market closing price or Bid/Ask price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3. As long as an ETF operates in reliance on the Order, its Shares will be listed on a Listing Exchange.

4. On each Business Day, before commencement of trading in Shares on an ETF’s Listing Exchange, each ETF will disclose on the Webpage the identities and quantities of the Portfolio Positions held by such ETF that will form the basis for the ETF’s calculation of NAV per Share at the end of the Business Day.

5. The Sponsor, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the ETFs) to acquire any Deposit Instrument for an ETF through a transaction in which such ETF could not engage directly.

B. Conditions for 12(d)(1) Relief

1. The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) an ETF within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Sub‑Advisory Group will not control (individually or in the aggregate) an ETF within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an ETF, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub‑Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an ETF, it will vote its Shares of such ETF in the same proportion as the vote of all other holders of such ETF’s Shares. This condition does not apply to the Acquiring Fund’s Sub‑Advisory Group with respect to an ETF for which the Acquiring Fund Sub‑Adviser or a person controlling, controlled by, or under common control with the Acquiring Fund Sub‑Adviser acts as the sponsor.

2. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in an ETF to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the ETF or a Fund Affiliate.

3. The board of trustees or directors of an Acquiring Management Company, including a majority of its disinterested trustees or directors, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Sub‑Adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from an ETF or a Fund Affiliate in connection with any services or transactions.

4. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as a sponsor to an ETF) will cause the ETF to purchase a security in any Affiliated Underwriting.

5. Before investing in Shares of an ETF in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the applicable ETF will execute an Acquiring Fund Agreement stating, without limitation, that their board of directors or trustees and investment adviser(s) (in the case of Acquiring Management Companies) or sponsor and trustee (in the case of ETFs and Acquiring Trusts) understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.

6. The Acquiring Fund Adviser, or trustee or sponsor of an Acquiring Fund, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation received from the ETF by the Acquiring Fund Adviser, or trustee or sponsor, as applicable, or an affiliated person of such Acquiring Fund Adviser, trustee or sponsor, in connection with the investment by the Acquiring Fund in the ETF. Any Acquiring Fund Sub-Adviser will waive fees otherwise payable to it, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from the ETF by the Acquiring Fund Sub-Adviser, or an affiliated person of the Acquiring Fund Sub-Adviser, in connection with the investment by the Acquiring Management Company in an ETF made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub‑Adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

7. Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341(d).

8. No ETF will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent the ETF acquires securities of another investment company pursuant to exemptive relief from the Commission permitting such ETF to acquire securities of one or more investment companies for short‑term cash management purposes.

******  ******  *****

Upon the Basis of the Foregoing, it is respectfully requested that the Commission enter an order, based on the facts as hereinabove set forth, under Section 6(c) of the Act granting exemptions from Sections 2(a)(32), 2(a)(35), 4(2), 12(d)(1)(A), 17(a)(1), 17(a)(2), 22(d), 22(e) and 26(a)(2)(C) of the Act and Rule 22c‑1 thereunder on the basis described herein, all to the extent necessary as described in this Application.

The verification required by Rule 0‑2(d) is attached hereto.

VIII.	Names and Addresses

The following are the names and addresses of Applicants:

Applicants file this Application in accordance with Rule 0‑2 under the Act. Pursuant to Rule 0‑2(f) under the Act, the following are the names and addresses of the Applicants:

Elkhorn Securities, LLC
Elkhorn Unit Trust
c/o Benjamin Fulton
207 Reber Street
Suite 201
Wheaton, Illinois 60187
Tel: 630‑355‑4676

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Morrison C. Warren, Esq.
Suzanne M. Russell, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603
(312) 845-3000

IX.	Procedural Matters, Conclusion and Signatures

Pursuant to Rule 0‑2(c) of the General Rules and Regulations under the Act, Applicants declare that this Application is signed by Benjamin Fulton, the Chief Executive Officer of Elkhorn Securities, LLC, pursuant to the authority vested in him as set forth in the certification included as Exhibit A, which certification remains in effect.

In accordance with Rule 0‑5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the Relief requested by this Application.

Applicants have caused this Application to be duly signed on their behalf on the 6th day of March, 2017.

Elkhorn Securities, LLC

By:	/s/ Benjamin Fulton
Name:Benjamin Fulton
Title:Chief Executive Officer

Elkhorn Unit Trust

By:	/s/ Benjamin Fulton
Name:Benjamin Fulton
Title:Chief Executive Officer on behalf of the Trust as Sponsor

Exhibit A

Certification and Verification by
The Chief Executive Officer of Elkhorn Securities, LLC

I, Benjamin Fulton, hereby certify that I am the Chief Executive Officer of Elkhorn Securities, LLC (the “Company”). Pursuant to the operating documents of the Company, I have been given full and complete authority, power and discretion to make decisions affecting the business of the Company. No further action or resolution is required. Pursuant to the power granted in the operating documents of the Company, I am authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Company and as the Sponsor of the Elkhorn Unit Trust and future unit investment trusts and their respective series an application or applications in such form as the Company deems necessary or appropriate seeking an exemption from various provisions of the Investment Company Act of 1940, as amended.

I state that I have duly executed the attached application dated March 6, 2017 for and on behalf of Elkhorn Securities, LLC and the Elkhorn Unit Trust; that I am familiar with such instrument and the contents thereof; and that the facts therein set forth are true to the best of my knowledge, information and belief.

Dated: March 6, 2017

Elkhorn Securities, LLC

By:	/s/Benjamin Fulton
Name: Benjamin Fulton
Title: Chief Executive Officer